SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2015

GILAT SATELLITE NETWORKS LTD.
 (Name of Registrant)

21 YEGIA KAPAYIM, KIRYAT ARYE, PETAH TIKVAH, ISRAEL
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

    If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This form 6-k is being incorporated by reference into the registrant's registration statements on Form F-3 (registration no. 333-195680) and registration statements on Form S-8 (registration nos. 333-113932, 333-123410, 333-132649, 333-158476, 333-180552, and 333-187021 and 333-204867).

Attached hereto as Exhibits 99.1 and 99.2 are Registrant’s Condensed Interim Consolidated Financial Statements as of September 30, 2015 and for the Nine Months ended September 30, 2015 and September 30, 2014 and Management's Discussion and Analysis of Financial Condition and Results of Operations.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated December, 30, 2015	By:	/s/ Ran Tal
Ran Tal
General Counsel and Corporate Secretary

GILAT SATELLITE NETWORKS LTD.
6-K Exhibits

99.1  Condensed Interim Consolidated Financial Statements of Gilat Satellite Networks Ltd. and its subsidiaries as of September 30, 2015 and for the Nine  Months ended September 30, 2015 and September 30, 2014.

99.2 Management's Discussion and Analysis of Financial Condition and Results of Operations.